UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 28 April, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 28 April 2023: Sasol issues US Dollar Senior Notes

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1
Sasol BEE Ordinary ISIN code:	ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OF AMERICA (EXCEPT TO QUALIFIED INSTITUTIONAL BUYERS) OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL.

SASOL ISSUES US DOLLAR SENIOR NOTES

Sasol Limited is pleased to announce that its wholly owned subsidiary Sasol Financing USA LLC (the Issuer) has priced an offering of US$-denominated, Rule 144A / Regulation S notes, being US$1 000 million of notes due 2029 (the Notes). The Notes will bear interest at a rate of 8.750% per annum. The orderbook peaked above US$2,3 billion, which represents an oversubscription of more than 2,3 times.

The Notes will be general unsecured obligations of the Issuer and will be fully and unconditionally guaranteed by Sasol Limited. The offering is expected to close on 3 May 2023, subject to customary closing conditions. The proceeds of the offering will be used for repayment of existing indebtedness, and general corporate purposes.

"This successful placement is another important step in pro-actively managing our balance sheet and maintaining a strong liquidity position. As a result of this transaction we have now fully pre-funded our March 2024 bond maturity, and this follows the recent extension of our US dollar loan maturity to 2028" said Hanre Rossouw, Chief Financial Officer, Sasol Limited.

Citigroup and SMBC Nikko acted as Joint Global Coordinators. IMI - Intesa Sanpaolo, J.P. Morgan, BofA Securities, Mizuho Securities, MUFG, Standard Chartered Bank acted as Joint Bookrunners.

28 April 2023
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Disclaimer

This announcement does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The offering of the Notes will be made pursuant to an exemption under Regulation (EU) 2017/1129 (as amended or superseded) (the Prospectus Regulation), as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Regulation.

This announcement is not for publication or distribution, directly or indirectly, in or into the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the Securities Act), or any U.S. state security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States to non-US persons in accordance with Regulation S under the Securities Act. The Notes referred to herein may not be offered or sold in the United States absent registration under the Securities Act, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

The offering of the Notes will be made pursuant to an exemption under the UK Financial Services and Markets Act 2000 and Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the UK Prospectus Regulation) from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the UK Prospectus Regulation.

MiFID II professionals/ECPs-only/No PRIIPs KID - Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

UK MiFIR professionals/COBS ECPs-only/No UK PRIIPs KID - Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK.

The documentation detailing the investment or investment activity to which this announcement relates to has not been approved by an authorized person in the United Kingdom and is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order), (ii) are persons falling within Articles 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as 'relevant persons'). The documentation detailing the investment or investment activity is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates to is available only to relevant persons and will be engaged in only with relevant persons.

Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts that relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on August 31, 2022 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 April 2023

By:          /sgd/M du Toit
Name:    M du Toit
Title:       Group Company Secretary